12b25frm.doc
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
33-25308-D

CUSIP NUMBER
64121 L 10 3

(x) Report on Form 10-KSB

For the Period Ended:  September 30, 1997

PART I - REGISTRANT INFORMATION

Network Systems International, Inc.
200 North Elm Street
Greensboro, North Carolina  27401

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(xx) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Registrant's Accountant's did not complete final audit until after the filing deadline on December 29, 1997. The Audit is now complete and Registrant's 10-KSB will be filed immediately preceding the submission of this Form 12b25. This fact is confirmed by Registrant's certified public accountant's, Pender Newkirk and Company, in an attached letter.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

      William C. Ray         (336) 271-8400 ext. 249

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      (X)   Yes     (  ) No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      (   )  Yes     (X)  No



Network Systems International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 30, 1997

By:  /s/William C. Ray
       William C. Ray, Vice President






December 30, 1996


Securities and Exchange Commission
450 Fifth Street Northwest
Washington, D.C.  20549

Gentlemen:

We were retained by Network Systems International, Inc. as independent certified public accountants to report on financial statements at September 30, 1997 and for the year ended September 30, 1997. We have endeavored, with the full cooperation of the Registrant, to obtain the necessary information to meet the filing requirements of Form 10-KSB, both as to form and timeliness. Due to the holiday season, we have been unable to complete our quality control procedures on the Registrant's financial statements as required by our firm's policies. We were in the process of reviewing the statements, but did not complete our procedures by December 29, 1997, which is the required filing date for the Registrant's Annual Report on Form 10-KSB. Our quality control procedures were completed on December 30, 1997.

Yours very truly,

/s/Pender Newkirk & Company

Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida



Pender Newkirk & Company, Certified Public Accountants
100 South Ashley Drive
Suite 1650
Tampa, Florida  33602
(813) 229-2321            Fax:  (813) 229-2359